Exhibit 2

CalSTRS News Release

California State Teachers’ Retirement System

FOR RELEASE May 7, 2004	Contact: Sherry Reser 916 229-3258

CalSTRS Urges Fellow Qwest Shareowners To Support Proposal
For Independent Corporate Leadership

SACRAMENTO – Concern regarding a sharp decline in the value of Qwest Communications International Inc. and a desire for improved corporate governance practices have prompted the California State Teachers’ Retirement System to seek shareowner support for its proposal to separate the role of Qwest’s board chair from its chief executive officer.

CalSTRS, which owns 4.7 million shares of common stock in Qwest, sent a letter yesterday to fellow shareowners requesting support for its proposal requesting that an independent director serve as board chair. The proposal will be considered at the board’s annual meeting scheduled May 25.

“If enacted, this proposal will provide a valuable oversight safeguard for shareowners and promote increased management accountability and transparency for investors,” said Jack Ehnes, chief executive officer of CalSTRS. “It will eliminate the inherent conflict of interest created when an individual simultaneously serves as overseer and manager.”

The letter states that CalSTRS’ belief that the recent financial performance of Qwest – its current $7.4 billion capitalization represents a 94 percent decline from a five-year high recorded in February 2000 – and the operation of the company under the former CEO and chair “provides a case study of what can go wrong in a company that vests its two most critical positions in one person.” The letter urges other Qwest shareowners to support CalSTRS’ proposal.

To view the CalSTRS letter, go to this news release posted under What’s New on the CalSTRS Web site, www.calstrs.com.

With a $116 billion investment portfolio, CalSTRS is the third-largest public pension fund in the United States. It provides retirement, disability and survivor benefits to California’s public school teachers from kindergarten through community college, serving more than 735,000 members and their families. CalSTRS is a defined benefit plan, with guaranteed, lifetime benefits, which are not dependent on the performance of the investment portfolio. CalSTRS currently is involved in litigation against Qwest, certain present and former officers and directors of Qwest, and other unrelated entities, involving claims of fraud, breach of fiduciary duties and violations of state and federal securities statutes. The claims asserted in that litigation do not relate to the proposal explained above.

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